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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 3

Granite Broadcasting Corporation
(Name of Subject Company (Issuer))

Granite Broadcasting Corporation
(Name of Filing Person (Offeror))

12 3/4% Cumulative Exchangeable Preferred Stock, Par Value $0.01 Per Share
(Title of Class Securities)

                387241 50 8
(CUSIP Number of Class of Securities)

Ellen McClain
Senior Vice President – Chief Financial Officer
Granite Broadcasting Corporation
767 Third Avenue, 37th Floor
New York, New York 10017
(212) 826-2530

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Russell W. Parks, Jr. Esq.
Paul A. Belvin, Esq.
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1333 New Hampshire Avenue, N.W.
Washington, D.C. 20036
(202) 887-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$30,150,000.00	$2,773.80
*
For purposes of calculating the filing fee only, this amount is based on the purchase of 45,000 outstanding shares of 12 3/4% Cumulative Exchangeable Preferred Stock at the tender offer price of $670 per share.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,773.80	Filing Party:: Granite Broadcasting Corporation
Form or Registration No.: Schedule TO	Date Filed:: May 17, 2002
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer:☒

        This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 17, 2002, as amended by Amendment No. 1 thereto filed with the Commission on June 6, 2002 and Amendment No. 2 thereto filed with the Commission on June 18, 2002 (the "Schedule TO") by Granite Broadcasting Corporation, a Delaware corporation (the "Purchaser"), in connection with the offer by the Purchaser to purchase up to 45,000 shares of its 12.75% Cumulative Exchangeable Preferred Stock, par value $0.01 per share (the "Shares"), at a price not less than $590 and not in excess of $670 per Share, net to the seller in cash, without interest and subject to the terms and conditions set forth in the Offer to Purchase, dated May 17, 2002 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal"), which together, as each may be amended or supplemented from time to time, constitute the "Offer" and which are appended to and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

Items 1, 4 and 8.

        Items 1, 4 and 8 are hereby amended and supplemented as follows:

        The Offer expired at 5:00 p.m., New York City time, on Monday, June 17, 2002. Pursuant to the Offer, based upon a report from the Depositary, on June 20, 2002, the Purchaser accepted for payment 46,778 Shares (including Shares delivered pursuant to guaranteed delivery) at a purchase price of $650 per share.

Item 11.

        On June 20, 2002, the Purchaser issued a press release announcing the completion of the Offer. The press release is contained in Exhibit (a)(5)(viii) hereto, and the information set forth in the press release is hereby incorporated by reference.

Item 12.    Exhibits

        Item 12 is hereby amended and supplemented to add thereto the following:

EXHIBIT NUMBER	DESCRIPTION
(a)(5)(viii)	Press release dated June 20, 2002.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GRANITE BROADCASTING CORPORATION
Dated: June 20, 2002
By:	/s/ ELLEN MCCLAIN Name: Ellen McClain Title: Senior Vice President – Chief Financial Officer

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SIGNATURES